

Mail Stop 3720

November 14, 2008

Via U.S. Mail and Fax (888-722-8216)
Ms. Ann DiSilvestre
Chief Executive Officer
Dialpoint Communications Corporation
2354-B Ebenezer Road
Rock Hill, South Carolina 29732

        RE: Dialpoint Communications Corporation
                 Form 10-KSB for Fiscal Year Ended December 31, 2007
                 Filed April 15, 2008

                 Forms 10-Q for Fiscal Quarters Ended March 31, 2008
                 and June 30, 2008
                 Form 8-K filed January 9, 2008
                 File No. 000-52921

Dear Ms. DiSilvestre:

       We have reviewed your supplemental response letter dated November 11, 2008 as well as the above referenced filings and have the following comments. As noted in our comment letter dated October 21, 2008, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

General

1.   As requested in our original letter, please provide, in writing, a statement from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Ms. Ann DiSilvestre
Dialpoint Communications Corporation
November 14, 2008
Page 2

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K filed January 9, 2008

2.   We note your response to comment 1. On page 14 of your Form 10-Q for the quarterly period ending June 30, 2008 you state that "(w)ith this acquisition we inherited approximately 600 customers generating monthly recurring revenue". Please reconcile this disclosure with the statements in your response that "(t)he entity was not operating with a plan to produce outputs and had no ability to access customers at the time of the acquisition. The entity was just a piece of machinery." As well as the fact that you had virtually no revenue until the quarter during which you made the acquisition.

*   *   *   *

Please respond to our comments, via EDGAR, within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director